SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 24, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 23, 2008, announcing the Company’s results for the second quarter and the first half of the 2008 fiscal year.

KEY FIGURES FOR THE SECOND QUARTER OF 2008 FISCAL YEAR
•	With plans for the ultimate disposal and resulting deconsolidation of its investment in Qimonda AG, Infineon Technologies has reclassified the assets and liabilities of Qimonda as “assets held for sale” in its condensed consolidated balance sheets, effective March 31, 2008.

•	With this reclassification, the individual line items in Infineon’s condensed consolidated statements of operations, including “Revenues”, reflect Infineon’s continuing operations without Qimonda. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations”. From now on, you will find references to “Infineon excluding Qimonda” replaced with references to “Infineon”. Similarly, the definition of EBIT will exclude Qimonda, and is now being referred to as “Infineon EBIT”.

•	For the second quarter of the 2008 fiscal year, Infineon reported revenues of Euro 1.049 billion. Infineon EBIT was Euro 36 million, compared to Euro 65 million in the prior quarter. Infineon EBIT in the second quarter included net charges of Euro 8 million, mainly in connection with restructuring. Infineon EBIT in the previous quarter included a net gain of Euro 11 million. Net income from continuing operations before extraordinary loss was Euro 19 million or Euro 0.03 per share (basic and diluted).

•	The net loss from discontinued operations was Euro 1.390 billion for the second quarter. This loss included Infineon’s share in Qimonda’s net loss of Euro 482 million, as well as charges of Euro 1.004 billion from the write-down of the carrying value of Infineon’s interest in Qimonda to its estimated fair value less costs to sell, following its reclassification as held for sale. Basic and diluted loss per share from discontinued operations was Euro 1.85.

•	For the second quarter, Infineon reported group net loss of Euro 1.371 billion, and basic and diluted loss per share of Euro 1.82.

	3 months		3 months		3 months
	ended	year-on-year	ended	sequential	ended
in Euro million	Mar 31, 07	+/- in %	Dec 31, 07	+/- in %	Mar 31, 08
Revenues	978	7%	1,090	(4%)	1,049
Infineon EBIT	(29)	+++	65	(45%)	36
Income (loss) from continuing operations	(25)	+++	45	(58%)	19
Income (loss) from discontinued operation, net of tax	49	– – –	(441)	– – –	(1,390)
Net loss	(11)	– – –	(396)	– – –	(1,371)

Basic and diluted earnings (loss) per share from continuing operations	(0.04)	+++	0.06	(50%)	0.03
Basic and diluted earnings (loss) per share from discontinued operations	0.07	– – –	(0.59)	– – –	(1.85)
Basic and diluted earnings (loss) per share from extraordinary loss	(0.04)	+++	– – –	+++	– – –
Basic and diluted loss per share (in Euro)	(0.01)	– – –	(0.53)	– – –	(1.82)
Infineon EBIT in the second quarter of the 2008 fiscal year included net charges of Euro 8 million, mainly in connection with restructuring. Infineon EBIT in the prior quarter included a net gain of Euro 11 million, reflecting a gain of Euro 28 million from the sale of part of the company’s interest in its high-power bipolar business, which was partly offset by charges of Euro 17 million, mostly reflecting a write-off of acquired in-process research & development of Euro 14 million relating to the mobile phone business acquired from LSI.

OUTLOOK FOR THIRD QUARTER AND 2008 FISCAL YEAR
•	Infineon expects revenues for the third quarter to be flat to down slightly relative to the second quarter. Infineon EBIT excluding net gains or charges is expected to decline from the prior quarter, but remain positive, with a low single-digit EBIT margin. In the third quarter, Infineon expects to record a gain of approximately Euro 40 million from the sale of the company’s hard disk drive business to LSI.

•	Revenues for the third quarter in the Automotive, Industrial & Multimarket segment are expected to decline by a low single-digit percentage sequentially, with segment EBIT margin of 8.5 to 9.5 percent excluding net gains or charges. In addition, Infineon expects to record a gain of approximately Euro 40 million from the sale of the company’s hard disk drive business to LSI. Revenues in the Communication Solutions segment are expected to increase by a mid to high single-digit percentage compared to the prior quarter, with segment EBIT of approximately negative Euro 25 million excluding net gains or charges.

•	For the full year, Infineon expects revenues to grow by a high single-digit percentage and Infineon EBIT, excluding net gains or charges, to be positive, with low to mid single-digit EBIT margin. In the Automotive, Industrial & Multimarket segment, revenues and segment EBIT, excluding net gains or charges, are both expected to decline slightly from 2007 fiscal year levels. In Communication Solutions, Infineon expects revenue growth of 25 to 30 percent from 2007 fiscal year levels with low to mid single-digit negative segment EBIT margin, excluding net gains or charges.

Infineon reports results for the second quarter of 2008 fiscal year
Neubiberg, Germany — April 23, 2008 — Infineon Technologies AG (FSE/NYSE:IFX) today reported results for the second quarter of the 2008 fiscal year, ended March 31, 2008.
As of March 31, 2008, the financial reports of Infineon will focus on the ongoing operations of the company while at the same time setting the foundation for the comparability of its performance going forward. The assets and liabilities of Qimonda have been reclassified as held for sale in the condensed consolidated balance sheets, and the individual line items in the condensed consolidated statements of operations reflect the results of Infineon’s segments other than Qimonda. The results of operations of Qimonda are reported in one line item titled “Income (loss) from discontinued operations”. In addition, earnings per share as well as the statements of cash flows differentiate between “continuing” and “discontinued” operations. Following this reclassification, the investment in Qimonda has been reduced to its current fair value less costs to sale, resulting in a write-down of Euro 1.004 billion, which was recorded in “Income (loss) from discontinued operations” in the second quarter of the current fiscal year.
Infineon’s revenues in the second quarter of the 2008 fiscal year were Euro 1.049 billion, down four percent sequentially and up seven percent year-over-year. The sequential decline reflects primarily negative revenue seasonality in the Communication Solutions segment. Excluding effects from currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, revenues declined two percent sequentially and rose ten percent year-over-year.
Infineon EBIT was Euro 36 million in the second quarter, down from Euro 65 million in the prior quarter. Infineon EBIT in the second quarter included net charges of Euro 8 million, mainly in connection with restructuring, and Euro 5 million for the amortization of acquisition-related intangible assets related mainly to the business acquired from LSI. Infineon EBIT in the first quarter included a net gain of Euro 11 million, and Euro 9 million of such amortization expenses. For additional detail on net gains and charges included in Infineon EBIT, please see the table on page 9 of this release.

Net income from continuing operations for the second quarter was Euro 19 million, translating into basic and diluted earnings per share of Euro 0.03. For the first quarter, net income from continuing operations was Euro 45 million, basic and diluted earnings per share were Euro 0.06.
The net loss from discontinued operations was Euro 1.390 billion for the second quarter. This loss included Infineon’s share in Qimonda’s net loss of Euro 482 million, as well as a charge of Euro 1.004 billion from the write-down of the carrying value of Infineon’s interest in Qimonda to its estimated fair value. Basic and diluted loss per share from discontinued operations was Euro 1.85.
For the second quarter, Infineon reported group net loss of Euro 1.371 billion, and basic and diluted loss per share of Euro 1.82.
Infineon’s outlook for third quarter of 2008 fiscal year
Although Infineon has hedged a significant portion of the cash flow impact of the weakening exchange rate of the U.S. dollar against the Euro for the 2008 fiscal year, the exchange rate development is still negatively impacting the top-line. For the third quarter of the 2008 fiscal year, Infineon expects revenues to be flat to down slightly compared to the second quarter. The company anticipates Infineon EBIT, excluding net gains or charges, to decline from the prior quarter’s level, but to remain positive, with low single-digit Infineon EBIT margin. In the third quarter, Infineon expects to record a gain of approximately Euro 40 million from the sale of the company’s hard disk drive (HDD) business to LSI.
Infineon’s outlook for 2008 fiscal year
For the full year, Infineon maintains its previously announced outlook for its continuing operations. In the Automotive, Industrial & Multimarket segment, revenues and EBIT excluding net gains or charges are both expected to decline slightly from 2007 fiscal year levels. In the Communication Solutions segment, revenues are anticipated to increase 25 to 30 percent, with low to mid single-digit negative EBIT margin excluding net gains or charges.
Infineon currently expects revenues to increase by a high single-digit percentage year-on-year. Infineon EBIT in the 2008 fiscal year, excluding net gains or charges, is anticipated to be positive with low to mid single-digit Infineon EBIT margin.

“In the second quarter, we took a big step forward in our preparation for the ultimate disposal and resulting deconsolidation of our investment in Qimonda resulting in the re-classification as assets held for sale. In our ongoing operations, we made solid year-over-year progress both in terms of revenue and Infineon EBIT. That progress was achieved despite a materially adverse development in the U.S. dollar-Euro exchange rate”, said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies AG. “Last quarter’s severe fall of the U.S. dollar against the Euro from about 1.45 to the current level of about 1.60, should it be sustained throughout the entire 2009 fiscal year, would negatively impact Infineon EBIT for next year by about Euro 120 million, based on our current revenue projections. Reaching ten percent Infineon EBIT margin under such circumstances would not be possible. Against this background, we have strongly accelerated all margin improvement measures that we are implementing across the company. We therefore see the potential, despite the significant currency hit, to maintain EBIT margins in the Automotive, Industrial & Multimarket segment at a high level and to achieve positive EBIT in our Communication Solutions segment next year, excluding net gains or charges.”
Additional details concerning the outlook can be found in the segments’ sections below.
Segments’ second quarter performance and outlook
Automotive, Industrial & Multimarket (AIM)

Bars: Line:	Revenues in millions of Euro; Reported EBIT margin in percent with EBIT in millions of Euro.
In the second quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported revenues of Euro 741 million, broadly unchanged compared to the prior quarter, due to the usual seasonal pattern, and unchanged year-over-year.

Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, segment revenues increased nine percent year-over-year and grew one percent sequentially. Segment EBIT was Euro 69 million compared to Euro 93 million in the first quarter. Net gains or charges included in the segment EBIT for the second quarter were negligible. Included in the first quarter segment EBIT was a gain of Euro 28 million from the sale of part of the company’s interest in its high-power bipolar business.
Revenues and EBIT in the automotive business increased compared to the prior quarter, despite ongoing weakness in demand from U.S. car manufacturers. In the industrial & multimarket business, revenues and EBIT decreased, as expected, due to the usual seasonal pattern in the consumer, computing and telecom markets. Demand for high-power products remained strong. The results of the security & ASICs business remained broadly unchanged compared to the first quarter, mainly due to continued strong demand in the chip card and security business.
Automotive, Industrial & Multimarket’s outlook for third quarter of 2008 fiscal year
In the third quarter of the 2008 fiscal year, Infineon expects revenues of its Automotive, Industrial & Multimarket segment to decline by a low single-digit percentage compared to the second quarter. The expected decline can be attributed predominantly to the ongoing weakening of the U.S. dollar against the Euro and the expected deconsolidation of the company’s HDD business. Segment EBIT margin is expected to be in the range of 8.5 to 9.5 percent, excluding net gains or charges. In addition, Infineon expects to record a gain of approximately Euro 40 million from the sale of the HDD business to LSI.
Revenues in the segment’s automotive business are expected to remain broadly unchanged compared to the second quarter. Sales in the industrial & multimarket business are anticipated to be about flat. Results in the security & ASICs business are anticipated to decline compared to the prior quarter, largely due to the deconsolidation of the HDD business following its sale to LSI. The transaction is expected to close in the third quarter. In addition, we expect some normalization in demand for chip card ICs.

Communication Solutions (COM)

Bars: Line:	Revenues in millions of Euro; Reported EBIT margin in percent with EBIT in millions of Euro.
In the second quarter of the 2008 fiscal year, revenues in the Communication Solutions segment were Euro 302 million, down 15 percent compared to the prior quarter and up 27 percent year-over-year. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and the contributions from the mobile phone business acquired from LSI and the DSL CPE activities acquired from Texas Instruments, segment revenues increased 10 percent year-over-year and decreased 15 percent sequentially. Segment EBIT for the second quarter declined to negative Euro 29 million, compared to negative Euro 11 million in the prior quarter, following the revenue decline. Included in the segment EBIT for the second quarter was amortization of acquired intangible assets of Euro 5 million relating mainly to the mobile phone business acquired from LSI. Included in the segment EBIT for the first quarter was a write-off of Euro 14 million for acquired in-process R&D in connection with the acquisition of the mobile phone business of LSI. Also included in the segment EBIT for the first quarter was amortization of acquired intangible assets of Euro 9 million relating mainly to the mobile phone business acquired from LSI.
In the wireless business, revenues decreased strongly, as expected, driven mainly by typical wireless seasonality and reduced volumes in certain mobile phone projects. As anticipated, revenues in the broadband business stabilized on the low level of the prior quarter.
Communication Solutions’ outlook for third quarter of 2008 fiscal year
In the third quarter of the 2008 fiscal year, revenues in the Communication Solutions segment are expected to increase by a mid to high single-digit percentage compared to the prior quarter. This increase reflects mainly the scheduled production ramp-ups of the company’s new HSDPA and EDGE mobile platform solutions.

The broadband business is anticipated to remain broadly unchanged compared to the second quarter. Segment EBIT is expected to be approximately negative Euro 25 million, excluding net gains or charges.
Qimonda
In preparation for ultimate disposal and resulting deconsolidation of its investment in Qimonda AG, Infineon has reclassified the assets and liabilities of Qimonda as held for sale in its condensed consolidated balance sheets effective March 31, 2008. With this decision, the individual line items in the condensed consolidated statements of operations on page 8 of this release reflect Infineon’s continuing operations without Qimonda. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations”.
For the second quarter, the net loss from discontinued operations was Euro 1.390 billion. This loss included Infineon’s share in Qimonda’s net loss of Euro 482 million, as well as charges of Euro 1.004 billion from its write-down of the Infineon’s interest in Qimonda to its estimated fair value, following the reclassification as held for sale. Basic and diluted loss per share from discontinued operations was Euro 1.85 for the second quarter. Infineon’s beneficial ownership interest in Qimonda as of March 31, 2008 was 77.5 percent.
Other Operating Segments / Corporate and Eliminations

	3 months ended
Revenues in Euro million	Mar 31, 07	Jun 30, 07	Sep 30, 07	Dec 31, 07	Mar 31, 08
Other Operating Segments	50	54	45	38	39
Corporate and Eliminations	(51)	(54)	(50)	(47)	(33)

	3 months ended
EBIT in Euro million	Mar 31, 07	Jun 30, 07	Sep 30, 07	Dec 31, 07	Mar 31, 08
Other Operating Segments	(5)	(2)	(2)	(4)	—
Corporate and Eliminations	(27)	(26)	(111)	(13)	(4)
Combined, EBIT in Other Operating Segments and Corporate and Eliminations included charges of Euro 8 million in the second quarter, mainly in connection with restructuring. In the first quarter, EBIT in Corporate and Eliminations included charges of Euro 3 million in connection with restructuring.

Other Operating Segments / Corporate and Elimination’s outlook for third quarter of 2008 fiscal year
In the third quarter, Infineon expects revenues in Other Operating Segments to decline compared to the prior quarter as shipments of wafers out of Infineon’s 200-millimeter wafer facility to Qimonda will come to an end during the quarter. EBIT excluding net gains or charges for Other Operating Segments and Corporate and Eliminations combined is anticipated to be approximately negative Euro 20 million.
Major business highlights of Infineon’s segments in the second quarter of the 2008 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.
Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on April 23, 2008, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the second quarter of the 2008 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial and trade fair calendar (*preliminary date)

•	Jun 2/3, 2008	IFX Day: Annual Analyst and Investor Day
•	Jul 25, 2008*	Earnings Release for the Third Quarter of the 2008 Fiscal Year
•	Dec 03, 2008*	Earnings Release for the Fourth Quarter and Full 2008 Fiscal Year
•	Feb 12, 2009*	Annual General Meeting of Shareholders
New in the IFX pod cast section at www.infineon.com/podcast

•	Emergency Call for Cars
•	Tuner: Basics

FINANCIAL INFORMATION
According to U.S. GAAP — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			6 months ended
in Euro million	Mar 31, 07	Dec 31, 07	Mar 31, 08	Mar 31, 07	Mar 31, 08
Net sales	978	1,090	1,049	1,936	2,139
Cost of goods sold	(663)	(701)	(681)	(1,305)	(1,382)

Gross profit	315	389	368	631	757

Research and development expenses	(186)	(206)	(181)	(381)	(387)
Selling, general and administrative expenses	(113)	(137)	(136)	(241)	(273)
Restructuring charges	(20)	(3)	(6)	(22)	(9)
Other operating income, net	4	30	2	4	32

Operating income (loss)	—	73	47	(9)	120

Interest expense, net	(11)	(6)	(10)	(21)	(16)
Equity in earnings of associated companies, net	—	—	2	—	2
Other non-operating income (expense), net	9	2	(6)	12	(4)
Minority interests	(3)	(10)	(7)	(4)	(17)

Loss (income) before income taxes	(5)	59	26	(22)	85

Income tax expense	(20)	(14)	(7)	(33)	(21)
Income (loss) from continuing operations	(25)	45	19	(55)	64

Income (loss) from discontinued operation, net of tax	49	(441)	(1,390)	199	(1,831)
Income (loss) before extraordinary loss	24	(396)	(1,371)	144	(1,767)

Extraordinary loss, net of tax	(35)	—	—	(35)	—

Net income (loss)	(11)	(396)	(1,371)	109	(1,767)

Basic and diluted earnings (loss) per share*:

Shares in millions
Weighted average shares outstanding — basic and diluted	748	750	750	748	750
Basic and diluted earnings (loss) per share from continuing operations	(0.04)	0.06	0.03	(0.08)	0.09
Basic and diluted earnings (loss) per share from discontinued operations	0.07	(0.59)	(1.85)	0.27	(2.44)
Basic and diluted earnings (loss) per share from extraordinary loss	(0.04)	—	—	(0.04)	—
Earnings (loss) per share (in Euro) — basic and diluted	(0.01)	(0.53)	(1.82)	0.15	(2.35)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Infineon EBIT
Infineon EBIT is defined as earnings (loss) before income (loss) from discontinued operation, net of tax, interest and taxes. The Company’s management uses Infineon EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports Infineon EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.
Infineon EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	Mar 31, 07	Dec 31, 07	Mar 31, 08	Mar 31,07	Mar 31, 08
Net income (loss)	(11)	(396)	(1,371)	109	(1,767)
- Loss (income) from discontinued operation, net of tax	(49)	441	1,390	(199)	1,831
- Income tax expense	20	14	7	33	21
- Interest expense, net	11	6	10	21	16

Infineon EBIT	(29)	65	36	(36)	101

Net Gains and Charges
Net gains and charges for Infineon generally include asset impairments, restructuring and other related closure costs, in-process research and development write-offs, certain litigation settlement costs, and gains (losses) on sales of assets, businesses, or interests in subsidiaries as well as other expense or income positions.

	3 months ended			6 months ended
in Euro million	Mar 31, 07	Dec 31, 07	Mar 31, 08	Mar 31, 07	Mar 31, 08
Impairments, restructuring and other related closure costs	(54)	(3)	(8)	(53)	(11)
In-process research and development write-offs	—	(14)	—	—	(14)
Net gains (losses) on sales of assets, businesses or interests in subsidiaries	3	28	—	1	28
Other	22	—	—	21	—

Net gains (charges)	(29)	11	(8)	(31)	3

Segment Results

	3 months ended			6 months ended
Net sales in Euro million	Mar 31, 07	Mar 31, 08	+/- in %	Mar 31, 07	Mar 31, 08	+/- in %
Automotive, Industrial & Multimarket	741	741	– – –	1,451	1,484	2
Communication Solutions(1)	238	302	27	474	658	39
Other Operating Segments(2)	50	39	(22)	120	77	(36)
Corporate and Eliminations(3)	(51)	(33)	35	(109)	(80)	27

Total	978	1,049	7	1,936	2,139	10

	3 months ended			6 months ended
Infineon EBIT in Euro million	Mar 31, 07	Mar 31, 08	+/- in %	Mar 31, 07	Mar 31, 08	+/- in %
Automotive, Industrial & Multimarket	59	69	17	112	162	45
Communication Solutions	(56)	(29)	48	(114)	(40)	65
Other Operating Segments	(5)	—	+++	(8)	(4)	50
Corporate and Eliminations	(27)	(4)	85	(26)	(17)	35

Total	(29)	36	+++	(36)	101	+++

(1)	Includes sales of €8 million and €1 million for the three months ended March 31, 2007 and 2008, respectively, and of €10 million and €8 million for the six months ended March 31, 2007 and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €43 million and €34 million for the three months ended March 31, 2007 and 2008, respectively, and of €99 million and €70 million for the six months ended March 31, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreement.

(3)	Includes the elimination of sales of €51 million and €35 million for the three months ended March 31, 2007 and 2008, respectively, and of €109 million and €78 million for the six months ended March 31, 2007 and 2008, respectively.

	3 months ended
Net sales in Euro million	Dec 31, 07	Mar 31, 08	+/- in %
Automotive, Industrial & Multimarket	743	741	– – –
Communication Solutions(1)	356	302	(15)
Other Operating Segments(2)	38	39	3
Corporate and Eliminations(3)	(47)	(33)	30

Total	1,090	1,049	(4)

	3 months ended
Infineon EBIT in Euro million	Dec 31, 07	Mar 31, 08	+/- in %
Automotive, Industrial & Multimarket	93	69	(26)
Communication Solutions	(11)	(29)	– – –
Other Operating Segments	(4)	—	+++
Corporate and Eliminations	(13)	(4)	69

Total	65	36	(45)

(1)	Includes sales of €7 million and €1 million for the three months ended December 31, 2007 and March 31, 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes sales of €36 million and €34 million for the three months ended December 31, 2007 and March 31, 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreement.

(3)	Includes the elimination of sales of €43 million and €35 million for the three months ended December 30, 2007 and March 31, 2008, respectively.
Regional Sales Development

	3 months ended
Regional sales in %	Mar 31, 07	Dec 31, 07	Mar 31, 08
Germany	23%	20%	23%
Other Europe	23%	18%	20%
North America	14%	13%	13%
Asia/Pacific	34%	42%	37%
Japan	5%	5%	5%
Other	1%	2%	2%

Total	100%	100%	100%

Europe	46%	38%	43%

Outside-Europe	54%	62%	57%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 07	Mar 31, 08
Assets
Current assets:
Cash and cash equivalents	1,073	227
Marketable securities	210	623
Trade accounts receivable, net	620	607
Inventories	598	616
Deferred income taxes	34	28
Other current assets	303	326
Assets held for sale	5,653	3,520

Total current assets	8,491	5,947

Property, plant and equipment, net	1,462	1,373
Intangible assets, net	89	347
Long-term investments	24	29
Restricted cash	77	77
Deferred income taxes	446	424
Pension assets	60	57
Other assets	160	137

Total assets	10,809	8,391

in Euro million	Sep 30, 07	Mar 31, 08
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	260	188
Trade accounts payable	596	446
Accrued liabilities	379	320
Deferred income taxes	10	10
Short-term pension liabilities	5	6
Other current liabilities	325	296
Liabilities held for sale	1,898	1,955

Total current liabilities	3,473	3,221

Long-term debt	1,149	1,191
Pension liabilities	88	85
Deferred income taxes	23	19
Long-term accrued liabilities	22	21
Other liabilities	107	87

Total liabilities	4,862	4,624

Minority interests	1,033	703

Total shareholders’ equity	4,914	3,064

Total liabilities and shareholders’ equity	10,809	8,391

Condensed Consolidated Statements of Cash Flows

	3 months ended			6 months ended
in Euro million	Mar 31, 07	Dec 31, 07	Mar 31, 08	Mar 31, 07	Mar 31, 08
Net cash provided by (used in) operating activities from continuing operations	3	108	16	(116)	124
Net cash provided by (used in) operating activities from discontinued operations	286	(159)	(109)	723	(268)

Net cash provided by (used in) operating activities	289	(51)	(93)	607	(144)

Net cash provided by (used in) investing activities from continuing operations	137	(701)	(167)	22	(868)
Net cash used in investing activities from discontinued operations	(278)	(35)	(88)	(486)	(123)

Net cash used in investing activities	(141)	(736)	(255)	(464)	(991)

Net cash provided by (used in) financing activities from continuing operations	(503)	25	(122)	(370)	(97)
Net cash provided by (used in) financing activities from discontinued operations	(190)	(38)	232	(294)	194

Net cash provided by (used in) financing activities	(693)	(13)	110	(664)	97

Net decrease in cash and cash equivalents	(545)	(800)	(238)	(521)	(1,038)

Effect of foreign exchange rate changes	(2)	(9)	(5)	(19)	(14)

Depreciation and amortization from continuing operations	153	141	135	314	276
Purchases of property, plant and equipment from continuing operations	(115)	(99)	(70)	(220)	(169)
Gross and Net Cash Position*
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Mar 31, 07	Dec 31, 07	Mar 31, 08
Cash and cash equivalents	629	501	227
Marketable securities	242	531	623

Gross Cash Position	871	1,032	850

Less: short-term debt	231	261	188
long-term debt	1,019	1,237	1,191

Net Cash Position	(379)	(466)	(529)

Free Cash Flow*
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

*	Includes only amounts from continuing operations.

	3 months ended			6 months ended
in Euro million	Mar 31, 07	Dec 31, 07	Mar 31, 08	Mar 31, 07	Mar 31, 08
Net cash provided by (used in) operating activities from continuing operations	3	108	16	(116)	124
Net cash provided by (used in) investing activities from continuing operations	137	(701)	(167)	22	(868)
Thereof: Purchases (sales) of marketable securities, net	(245)	324	93	(235)	417

Free cash flow	(105)	(269)	(58)	(329)	(327)

Employee Data	Mar 31, 07	Dec 31, 07	Mar 31, 08
Infineon (1)	29,871	29,840	29,539
Qimonda (2)	12,565	13,620	13,298

Total	42,436	43,460	42,837

(1)	Of the Infineon workforce, 5,921, 6,426, 6,313, employees as of March 31, 2007, December 31, 2007, and March 31, 2008, respectively, were engaged in research and development.

(2)	Of the Qimonda workforce, 2,263, 2,563, 2,531, employees as of March 31, 2007, December 31, 2007, and March 31, 2008, respectively, were engaged in research and development.

Infineon business highlights for the second quarter of the 2008 fiscal year
•	AIM: BMW M GmbH selected Infineon as its semiconductor partner to develop the new engine control unit for the next BMW M series of cars. Infineon will integrate its 32-bit AUDO FUTURE microcontroller chips into the system and provide technical support. The TriCore-based AUDO FUTURE microcontrollers deliver market-leading real-time performance that helps to handle next-generation emission standards, particularly EURO5 and EURO6.
•	AIM: Infineon again received prestigious Best Supplier Awards from several global players, honoring the company’s work in the supply of products and services. Toyota’s Hirose plant, for example, awarded its product quality excellence prize to Infineon in 2007. Infineon had won the award also in 2006.
Energy efficiency
•	AIM: The company achieved a major design win with its crankshaft sensor at a major car manufacturer. This sensor offers direction detection for a start/stop application to diesel engines.
•	AIM: Infineon released two product families for the growing market of AC/DC and DC/DC power supplies, which is expected to increase 4.9 percent on average to a total market size of U.S. dollar 20.9 billion in 2012 (IMS Research, October 2007). The OptiMOS 3 N-Channel MOSFET helps to reduce power losses by up to 30 percent for power supplies in consumer, industry- and telecommunication applications. The CoolMOS 900-V-Superjunction-MOSFETs are designed for applications like LCD-TVs, solar power generators, ,,Silverbox”-PC power supplies, and lighting systems. Their on-state resistance is best in class and up to 75 percent lower than using conventional 900 V MOSFETs in industry standard packages
•	AIM: Infineon had design wins for its cost-efficient 16-bit and 32-bit powertrain microcontrollers for low-end gasoline and diesel applications in the emerging car markets in Asia. Despite stringent requirements to reduce fuel consumption and emission, Infineon helps to meet the cost constraints of entry-level cars with consumer price demands of approximately U.S. dollar 2,500.
Communications
•	COM: The Korean mobile phone manufacturer Samsung Electronics, Inc. chose Infineon’s HSDPA platform XMMTM6080 for its new family of HEDGE mobile handsets. The Infineon platform includes the HSDPA/EDGE baseband, power management, and single-chip 3.5G RF transceiver and is complemented by Infineon’s protocol stack for HEDGE phones. Infineon has already started volume shipments of its HSDPA platform. The Samsung HEDGE phones with the XMMTM6080 are expected to be available in the second quarter of the 2008 calendar year.
•	COM: Infineon achieved a design win for its HSDPA platform XMMTM6080 and its EDGE platform XMMTM2080 at major mobile phone customers. Ramp-up of both design wins is scheduled for the end of the 2008 calendar year.
•	COM: Infineon sampled its 65 nanometer GSM/GPRS single-chip solution X-GOLDTM113 and EDGE single-chip solution X-GOLDTM213. Both chips integrate the baseband, RF transceiver, power management unit, and FM radio in one single die.
•	COM: As announced on the occasion of the 2008 Mobile World Congress, the company achieved a design win for its RF transceiver SMARTi UE+ at another major mobile phone customer.
•	COM: Infineon achieved several design wins for its GPS single-chip solution Hammerhead 2 at a major mobile phone customer.
•	AIM: Infineon began volume shipments of the world’s first RF switches manufactured in a CMOS-based process on silicon wafers, offering the equivalent performance of RF switches manufactured in Gallium Arsenide (GaAs) process technology. RF switches are expected to replace today’s PIN diodes in the next five years with an estimated market total of up to 4 billion pieces in 2011. Infineon’s technological breakthrough allows RF switches that are cost efficient and up to 60 percent smaller than the smallest GaAs RF switch.
Security
•	AIM: With its SLM 76 family of security microcontrollers, Infineon entered the machine-to-machine (M2M) communication market. This market is predicted to grow at a rate of around 35 percent a year to a total of approximately 70 million pieces in 2011. The SLM 76 family is designed for use in utility monitoring, car telematics, fleet management in freight forwarding and rental car companies and vending machines (stock level checks). Currently primarily centering on automotive telematics and metering, leading smart card manufacturers have started to develop products based on the SLM 76 or are conducting initial field tests.
•	AIM: Infineon began to supply its contactless/dual-interface security microcontrollers to public transportation projects in China. China’s market for transportation cards is estimated to 20 to 30 million cards annually.

About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Infineon currently holds a 77.5 percent equity interest in Qimonda AG, a leading supplier of DRAM memory products. Qimonda is separately listed on the New York Stock Exchange under the ticker symbol “QI”.
DISCLAIMER
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any potential disposal of our interest in Qimonda. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the success of any corporate activities we may undertake with respect to our interest in Qimonda, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 7, 2007. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200804.057e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations Investor Relations	Günter Gaugler EU/APAC/USA/CAN	+49 89 234 28481 +49 89 234 26655	guenter.gaugler@infineon.com investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 24, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer